UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number 0-13984

CUSIP NUMBER: 255153108

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DIVERSIFIED CORPORATE RESOURCES, INC.
Full Name of Registrant

N/A
Former Name if Applicable

10670 NORTH CENTRAL EXPRESSWAY, SUITE 600
Address of Principal Executive Office (Street and Number)

DALLAS, TEXAS 75231
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has experienced delays in the preparation of its financial statements and related disclosure, and, therefore, the registrant’s auditors have experienced delays in the conduct of their audit of the registrant’s financial statements.  As a result, the Registrant is unable, without unreasonable effort or expense, to complete and file its Annual Report on Form 10-K for the year ended December 31, 2005 (the “Annual Report”) by March 31, 2006, the prescribed deadline for filing.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	J. Michael Moore	(972)	458-8500
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that it will report a significant change in its results of operations for the fiscal year ended December 31, 2005 compared to the prior fiscal year.    Part of that significant change is the release of 2004 numbers with a subsidiary, Datatek, included as part of continuing operations.  Based on the information available to us at this time, the unaudited financial results for 2005 include the following:

•      Net service revenue of $36.6 million as compared to $44.2 million in 2004; the difference attributed to a $5.1 million decrease in temporary and contract staffing revenue primarily related to the fulfillment of HIPAA-conversion contracts there was also a corresponding decrease in the direct cost of temporary and contract staffing services.  Also, direct placement revenue decreased by $2.5 million as customers deferred hiring new staff in 2005.  Thus far in 2006, direct placement revenue has increased.

•      Gross profit of $12.7 million as compared to $15.6 million in 2004; the difference is primarily attributed to the $2.5 decrease in direct placement revenue which has no cost of revenue.

•      A net loss of $4.95 million (or a loss of $.94 per share) as compared to a net loss of $6.46 million (or a loss of $1.32 per share) in 2004; the difference attributed primarily to a $5.0 million decrease in operating expenses offset by the $2.9 million decrease in gross profit and a $.5 increase in interest expense.

These results could change, as the auditors have not yet completed their audit of the 2005 financial statements.

DIVERSIFIED CORPORATE RESOURCES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 3, 2006	By	/S/ J. Michael Moore
J. Michael Moore,
Chairman of the Board and
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).